EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)	2005	2004	2003
Earnings:
Income before taxes and minority interest	$51,166	$50,002	$47,586
Add: Fixed charges	36,880	33,196	26,940

Total earnings	88,046	83,198	74,526
Fixed charges:
Interest expense, including amortization of deferred loan costs	35,662	32,281	26,088
Interest expense estimate within rental expense	1,218	915	852

Total fixed charges	$36,880	$33,196	$26,940

Earnings / Fixed Charges	2.39	2.51	2.77

COMPUTATION OF RATIO OF PROFORMA EARNINGS TO FIXED CHARGES

(Dollars in thousands)	2005	2004	2003
Pro forma earnings:
Income before taxes and minority interest	$51,166	$50,002	$47,586
Add: Proforma fixed charges	36,880	33,196	32,491

Total pro forma earnings	88,046	83,198	80,077

Pro forma fixed charges
Interest expense, including amortization of deferred loan costs	35,662	32,281	26,088
Interest expense estimate within rental expense	1,218	915	852
Add: Increase in interest, including amortization of deferred loan costs on senior subordinated notes computed as if issued as of the beginning of the period and Parent debt were repaid at beginning of period	—	—	31,639
Less: Interest expense, included amortization of deferred loan costs on Parent debt assuming repayment at beginning of period	—	—	(26,088)

Total proforma fixed charges	$36,880	$33,196	$32,491

Pro forma Earnings / Fixed Charges	2.39	2.51	2.46